H Partners Launches Withhold Campaign to Remove Three Entrenched Directors of Harley-Davidson at 2025 Annual Meeting

Files Preliminary Proxy Materials Seeking Shareholder Support to Compel the Resignations of CEO & Chairman Jochen Zeitz, Presiding Director Thomas Linebarger and Long-Tenured Director Sara Levinson

Issues Open Letter to Shareholders to Explain the Need for Urgent Change at the Company, Including an Accelerated Departure for Mr. Zeitz and the Immediate Reconstitution of the Board

Launches www.FreeTheEagle.com to Provide Key Information and Relevant Resources About the Firm's Campaign to Renew Harley-Davidson

Urges Shareholders to Wait for H Partners' <u>BLUE</u> Proxy Card Prior to Making Any Voting Decisions

NEW YORK--(BUSINESS WIRE)-- H Partners Management, LLC ("H Partners" or "we"), one of the largest shareholders of Harley-Davidson, Inc. (NYSE: HOG) ("Harley-Davidson" or the "Company"), which beneficially owns approximately 9.1% of the outstanding shares of the Company, announced today it has filed a preliminary proxy statement with the U.S. Securities and Exchange Commission (the "SEC") to solicit shareholders of Harley-Davidson to vote **<u>WITHHOLD</u>** on the election of three incumbents – CEO and Chairman Jochen Zeitz, Presiding Director Thomas Linebarger and 29-year director Sara Levinson – at the Company's 2025 Annual Meeting of Shareholders (the "Annual Meeting"). Additionally, H Partners issued an open letter to shareholders regarding the reasons for immediate change at the Company.

The full text of the letter follows:

Fellow Shareholders,

H Partners has been one of the largest shareholders of Harley-Davidson for almost five years. Harley-Davidson is a rare company whose significance extends far beyond its immediate stakeholders; its legacy is deeply embedded in loyal rider and dealer communities, as well as in the broader fabric of American culture. We continue to be inspired by the hard work, dedication, and deep commitment of thousands of Harley-Davidson employees, and we continue to believe that the Company's future can be bright.

We originally engaged with leadership and the Company's Board of Directors (the "Board") in 2021 regarding concerns around executive compensation, corporate governance, and board composition. One of our principals, Jared Dourdeville, joined the Board as the result of a cooperation agreement with the Company in February 2022. Since then, we have worked constructively and collaboratively to support Harley-Davidson.

However, over the last year, it has become increasingly apparent to us that there have been major execution issues, overseen by an absentee CEO; that the CEO and Presiding Director have not been fully transparent with the rest of the Board; and that certain long-tenured Board members have been unwilling to hold the CEO accountable for severe value destruction and the cultural depletion of this iconic American company.

We are not the only stakeholder who has observed these issues: dealer sentiment is near a decade-long low[1]; and in late summer 2024, a large association of dealers wrote a letter of no confidence in management, effectively calling for CEO Zeitz's removal due to "*brand mismanagement*" and "*the destruction of dealer profitability.*"[2]

We believe an absentee CEO who has already announced his intention to retire should not be making decisions that could affect the long-term prospects of the business. We also believe that the current Board, which is tightly controlled by a small number of entrenched Board members, cannot be trusted to oversee crucial decisions, including CEO succession. Therefore, we are seeking shareholder support to remove CEO and Chairman Jochen Zeitz, Presiding Director Thomas Linebarger, and their fellow long-tenured director Sara Levinson, from the Board.

The underperformance of Harley-Davidson under Mr. Zeitz is undebatable. Since Mr. Zeitz was appointed Chairman and CEO on February 28, 2020, the Company has underperformed the S&P 500 and the S&P 400 Consumer Discretionary Index by 104% and 81%, respectively.[3] This degree of underperformance corresponds to an approximately $1.8 billion decline in Harley-Davidson's market value.[4]

While the Company appears to have failed to achieve nearly every objective outlined in its long-term Hardwire Strategic Plan, the Company recently stated that it, "*successfully executed the Hardwire Plan.*"[5] It is in this context that Mr. Zeitz recommended to H Partners that the Company appoint an internal candidate as the next CEO, in order to continue the Hardwire strategy. Due to the widening gulf between reality and the Company's perception of reality, it has become clear to us that meaningful change is necessary at both the Board and CEO levels.

We believe the Company's poor performance is also due to an inability to course-correct, in part because the CEO and Presiding Director have seemingly prevented the appropriate flow of information to the Board, and because the Board has been unwilling to hold the CEO accountable for his failures. We believe that this is because Harley-Davidson's current Board contains an entrenched core of directors, represented by the nearly two-decade overlap of Mr. Zeitz, Mr. Linebarger and Ms. Levinson. We contend their exceedingly long tenures and interconnectivity have rendered them unable to hold each other accountable for poor performance and raise serious questions about their actual independence.

As only one voice on a Board that included eight or nine members during his tenure, our Board representative's ability to influence the Board was limited – an issue that was further exacerbated by the outsized influence that Mr. Linebarger and Mr. Zeitz exhibited over practically all Board topics or matters. This is why, after careful consideration and numerous attempts to address concerns through private dialogue, our Board representative recently resigned his directorship.

In order to put the Company back on the path to success, H Partners is taking the following three steps:

1. **H Partners has filed a preliminary proxy statement with the SEC to solicit fellow shareholders to vote <u>WITHHOLD</u> on the election of Mr. Zeitz (CEO, Chairman, and a**

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[1] Baird Research report, Harley-Davidson dealer survey results, dated April 8, 2025.
[2] National Powersports Dealer Association Harley-Davidson Dealer Council letter, late summer 2024.
[3] Bloomberg. Performance measured through April 7, 2025, the last trading day before the Company confirmed that it is engaged in an ongoing CEO search process (the "unaffected date").
[4] Capital IQ. As of April 7, 2025, unaffected date.
[5] Company Form 8-K, dated April 10, 2025.

Board member for 18 years), Mr. Linebarger (Presiding Director and Board member for 17 years), and Ms. Levinson (Board member for 29 years). In our view, these seemingly out-of-touch directors must be removed from the boardroom so that Harley-Davidson can once again advance the interests of all of the Company's stakeholders.

2. **H Partners is calling on the Board to immediately remove Mr. Zeitz as CEO and install an internal senior leader as interim CEO on a short-term basis until an external, permanent CEO is selected.** We believe it defies logic for Mr. Zeitz, an outgoing CEO with a poor track record at the Company, to make any key decisions that impact the Company's future. Based on discussions with external parties and a review of social media, we believe that Mr. Zeitz spends far more time in New Mexico, the United Kingdom, and rural Kenya than at the Company's headquarters in Milwaukee, its manufacturing plants, or its dealerships. We believe that absentee leadership does not serve the Company, especially at this critical moment.

3. **H Partners is calling on shareholders to send a clear message to the Board that the status quo is unacceptable, and that a new, external CEO should be appointed to renew Harley-Davidson.** We believe it is imperative to find a leader who will repair the relationship with dealers, engage with riders, respect and strengthen the brand, improve the corporate culture, restore the physical presence of the Company at its historic Milwaukee headquarters, and return Harley-Davidson to greatness.

While we hoped to work constructively and in a private manner to resolve these issues with the Board, these long-tenured directors made that impossible. We can no longer stand in silence while the future of an iconic American brand hangs in the balance. Our very sizable capital investment in Harley-Davidson should demonstrate not only our alignment of interests with you, but also our sincere desire to be a part of the revitalization of this storied Company.

Based on our record of running successful withhold-style contests at companies such as Tempur Sealy International, Inc. (n/k/a Somnigroup International, Inc.), H Partners is confident that it is taking a practical path to driving positive change at Harley-Davidson. We look forward to sharing more details and information with you in the coming days and weeks. In the meantime, we invite feedback from all shareholders and stakeholders. We have launched www.FreeTheEagle.com to deliver updates and gather all viewpoints.

Thank you for your consideration.

Sincerely,
H Partners

IMPORTANT INFORMATION FOR SHAREHOLDERS

H Partners strongly urges shareholders NOT to return the WHITE Proxy Card or voting instruction form from the Company and NOT to allow the Company or its proxy solicitor to take their vote over the telephone, but to wait until they receive and review H Partners' definitive proxy materials and **BLUE** Proxy Card, which will be sent to shareholders soon, before voting. If Harley-Davidson's shareholders have already voted the Company's WHITE Proxy Card or voting instruction form or had their vote taken by the Company over the telephone, a later-dated **BLUE** card will revoke their previously cast vote.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

H Partners Management, LLC ("H Partners"), together with the other participant named herein, has filed a preliminary proxy statement and accompanying **BLUE** proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies to vote WITHHOLD on the election of certain directors of Harley-Davidson, Inc., a Wisconsin corporation (the "Company"), at the Company's 2025 annual meeting of shareholders.

H PARTNERS STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the anticipated proxy solicitation are expected to be H Partners and Rehan Jaffer. As of the date hereof, H Partners and Mr. Jaffer beneficially own 11,300,000 shares of Common Stock, $0.01 par value per share.

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Contacts

For Shareholders:

Saratoga Proxy Consulting LLC
John Ferguson / Joseph Mills, 212-257-1311
info@saratogaproxy.com

For Media:

Longacre Square Partners LLC
Greg Marose / Kate Sylvester, 646-386-0091
HPartners@longacresquare.com